Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a transcript of Matt Kinsella’s interview with Listing Track podcast on January 5, 2026 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

Unknown 0:08

Hey everyone, thanks for joining. Dom, I invited you. Oh, okay, Matt, I invited you as a speaker. You could accept that.

Unknown 0:20

Perfect. I think I did hear me.

Unknown 0:23

Yes. Thank you so much. Thanks for joining us today. Really appreciate it and glad to have you. Glad to be here today.

Unknown 0:31

Awesome. Just wait, okay. Think we got everyone in. Dom, are you up as well?

Unknown 0:36

Yep. Can you guys hear me?

Unknown 0:39

I can. Yeah.

Unknown 0:41

Fantastic.

Unknown 0:44

All right, okay, yeah. Hi everyone. Thanks again for joining. So this is live conversation with Matt Kinsella, the CEO of inflection, as the company prepares to go public via SPAC merger with Churchill Capital X goal tonight is just to walk through inflection story what the business looks like today and how to think about quantum sensing without getting lost in the weeds. We’ll definitely touch on some technical concepts, but at a level that’s useful for our audience today, if you want the full detail in the company or the listing merger itself, Churchill Capital X’s public SEC filings are the right place to go. Inflection’s S4 filing actually went live earlier today. S4 is the document that lays out the proposed merger, the company’s business overview and disclosures around the transaction in more detail. By way of quick introduction, I’m Nick I founded listing track that IO a data and media service focused on event driven market information for retail and professional investors, including SPACs IPOs and thematic themes like AI space and quantum, we plan to do more of these conversations with CEOs so retail investors can hear directly from management, from companies that are going public. Is inflection closely from an investor perspective, and Dom quantum, Dom quantum sensing expert and regular voice in these discussions. So let’s jump right into it. So Matt, before we jump in, can you give everyone a quick intro on yourself, your background and what it’s been like going from the investing world to leading a company that’s now preparing to go public.

Great question, and I was impressed to see that you saw the S4 hit already that says hot off the presses. And if you want a very special human experience, you read the 1000 pages from cover to cover. I’ve done it a few times, and it is, it’s quite, quite a document.

Unknown 2:27

So what was it like, but my background? So let me start there. I I’m from Illinois. I went to school at Notre Dame, and then I started a firm called Maverick capital, where I was for 18 years. And at Maverick, I was a investor on the hedge fund side of the business, so I’m the Technology investor in the stock market. And then in 2014 I moved up to San Francisco to help get our venture capital effort off the ground, and was one of the partners leading the venture capital effort until early 2024 and in 2017 I got super curious about quantum, started going down the quantum rabbit hole. Met a bunch of companies that were around at the time, and the conclusion that I walked away with was that it was probably a smarter risk reward to start something from scratch than bet on an existing company. And so I started getting professors instead of instead of companies, and ultimately led me to a gentleman named Dana Anderson, who is the founder of inflection Dana, has been a professor at the University of Colorado Boulder for the last 40 years, and really is the pioneer of the neutral atom modality. And so when I met Dana and learned about the neutral atom modality, I quickly became very enamored with it for a number of reasons, but the biggest one is just it’s a very flexible quantum modality, so it can do a lot of different things. It’s not just good for quantum computing. And I saw you mentioned that we would discuss quantum sensing, which was one of the things that really attracted me to this neutral item technology, because we could build a quantum technologies business that had some very near term applications in the quantum sensing world, and then start to explore whether neutral atoms were a good candidate for a gate based, fault tolerant quantum computers. That was my initial investment seed thesis for inflection. Turns out, Dana had been running a company at the time called cold, called Cold quanta, which was sort of a side hustle out of his lab at the at the university. He was building some of the foundational components that you needed to do neutral atom work. And so the initial seed thesis was, could we, could we point some of these foundational components at some more near term sensing products, and then start to see if neutral atoms were an interesting candidate for for computing? And so that was the seed thesis. I joined the board at that time, and then got the really unique opportunity to join full time as CEO at the beginning of 2024 and as I reflect back on that initial seed thesis, it’s just been very rewarding to see it play out better than I could have hoped, in that we have built a good, scaled business on the quantum sensing side of the equation, and neutral atoms have gone from pretty unexplored modality for quantum computing, really, to leading The charge for many of the metrics that matter?

Unknown 5:02

That’s amazing. That’s That’s great context, and gives us the kind of whole full picture. So appreciate that, you know. So like you mentioned, inflexion has been around for a while and grown alongside a pretty fast moving quantum landscape. So you mentioned the former name hold quanta. So recognize the company from that while some might have not followed the company from the beginning. So how would you describe inflection today and how it evolved over time?

Unknown 5:30

Today, I explained inflection as a, really, the leader in quantum technologies broadly. And so our mission, I always kind of joke like our mission is to sell what we have on the truck today, which is quantum sensors that actually have quantum advantage, and we can walk through what some of those use cases are, and then drive that truck towards quantum advantage in quantum computing, because that is the very big market opportunity. And so we have really two parallel paths. One is sell more of our sensors and continue to drive those sensors to be cheaper and smaller, and then the other is to continue to drive up our qubit count and our gate fidelities for quantum computing until we can start to reach those logical qubit metrics of 100 and 1000 logical qubits, when we’ll start to be able to do quantum advantaged activities on our computer. So that’s that’s really how I explain the company today.

Unknown 6:25

Okay, perfect. Thank you. And no, I’m gonna hand it off to Mystic for questions on inflections, business and the quantum ecosystem. Mystic and quantum DOM are much better suited to handle the quantum Okay. Sounds great.

Unknown 6:39

Hey. Thanks, Matthew, so much for joining us. You know, been following you guys since you guys announced the definitive agreement, and been spent a lot of time digging into your company. So definitely would appreciate, you know, added insight you can have. So I guess to me, as an investor, you know, when we’re looking at these quantum companies, the reason why I became so interested in your company was specifically for that sort of reason that you mentioned, because there is a quantum advantage in sensing, which I think is something that, from speaking to even institutional investors that look at quantum they’re just completely unaware of quantum sensing and the fact that there is advantage there. And I guess, as a first question from you know, I was, you know, very interested in sensing, you know, from the beginning of the year, just from all the developments we’ve seen through the increase of GPS jamming in the Russia, Ukraine war. And then we even just had the US attack on Nigeria missed over 75% of their targets, which is something that never happened before. So we’re just seeing, at least, from what I’m able to see, a tremendous inflection when it comes to the demand, the necessity, for quantum sensing products. So I was just wondering broadly, where does inflection stand, I guess, in the in the broader quantum sensing sphere, and if, and obviously, you guys are dealing with a lot of confidential stuff with the government and different programs, but if you could just talk maybe specifically about the Safran deal, which you guys just announced,

Unknown 8:11

are you seeing demand increase over the past year, and what’s sort of your Outlook going forward for the quantum sensing Business?

Very good question, and you’re right, quantum sensing isn’t as well understood of an opportunity as quantum computing. And in fact, if you say the word quantum a lot of times, people think the only word that follows from an investment perspective is computing, and that is just definitively not the case. So if you think about our quantum sensing portfolio, and sensing is a little bit of a misleading word, because there are actual sensors in the portfolio, but there’s also RF antenna, and there’s also clocks. And so you technically, we’re sensing time and we’re sensing RF, electromagnetic, magnetic waves. So they are all sensors, but there’s also inertial sensors. Is what you probably think of as a true sensor, but there’s really three products underneath the sensor, umbrella clocks and quantum RF and inertial sensors. And that’s sort of an invert in the order of call it commercial maturity. So our clocks today are about the size of three pizza boxes stacked on top of each other the three rack mount. It’s the exact same size as the traditional atomic clocks which have been sold for the last call, it 40 years or so, maybe not quite that long. And our clock, this quantum clock, is about three orders of magnitude more precise than those clocks, and so that, and importantly, they can be field deployed and ruggedized. It’s just kind of the way the physics works. The the rubidium clocks that we use that are based on optical transitions can be shaken around and put onto a car or float on a plane, whereas the cesium based technology which the traditional atomic clocks are based on are pretty fragile. They need to really be stationary. So even just that ability to move these very precise time keeping devices a lot around opens up a whole new aperture of use cases, but that increase in precision is equally as important. So now you have a ruggedized field deployable better than GPS timing source, and it can help with a lot of the you know, the use cases you just outlined. So being able to synchronize in GPS denied environments, which, as you pointed out, are unfortunately becoming more and more common, not just in areas of war, but generally out there in the world. And it’s only going to increase because GPS is sending a very weak signal. It’s just based on 30 satellites that are 12, I think, about 12,000 miles up above the Earth’s surface, in Middle Earth orbit, sending a very weak signal down that can be easily jammed or spoofed. And a lot of people don’t know that GPS is a position navigation and timing system, but the T the timing is actually the most important service that GPS provides, and so we use GPS to synchronize our electricity grid, our RF networks, our financial markets. And any kind of disruption in GPS would go far and away beyond just navigation, it would be the synchronization of our critical assets. And so there is a big tailwind that is helping us in that in that market of the sphere of GPS denial, and being able to create a robust environment for synchronization in the event of a GPS denial. How does saffron help us get there? Well, saffron is one of the leaders in precision timing, not quantum timing, but they sell very good, basic timing devices. They are what are called oscillators. And you find those oscillators all over the place, in data centers in particular, but in radar systems and all sorts of other places and and what we see with working alongside saffron is the ability to have a big upgrade cycle for a lot of those products and sell much, much more precise products. So think of it as we’ve got the technology, they’ve got the engineering know how, and they’ve got the distribution channels and existing relationships with the customer. So it’s really kind of a leveraged play on how to get our technology proliferated more quickly. So let me pause there and see if there’s any follow up questions. We just talked about clocks. I can go into some of the magic of quantum RF as well as inertial sensing, if that’s of interest. Yeah, I’ll just stop at clock for a second. So I guess you’re saying that the clocks is, I guess, the furthest, furthest along, you know, as far as commercialization goes. So I just want to follow up on that maybe, are you guys at commercialization? How far out are you from commercialization? I believe the saffron release said that q1 they would be shipping this thing that you’re working on with them. So, yeah, just as far as the, I guess, the stage from R and D to commercialization, what that roadmap looks like for the clocks? Sure, yeah, I think of all of our roadmaps really as sort of a conveyor belt at the far left hand side of that conveyor belt at the beginning is a DARPA program, or a NASA program, or something like that. And then the conveyor belt leads to the right. And as you ride the conveyor belt on, things get more and more commercially robust. And so flocks are, I would I would say they are. They’re a commercialized product today, like you can order a clock from us and pay us $225,000 and we’ll send you a clock. And so it’s, it is a it’s a true product at this point in time. And so it is down that commercial journey. And you know, the saffron time timing, the timeline that’s laid out in the saffron announcement, has more to do with, you know, us getting our relationship hammered out and everything, and some of the T’s and C’s and so that’s, that’s more of what, what’s driving that. And then over time, you can think about our clock. That’s three pizza boxes. So a three you rack mount, getting smaller and getting cheaper. And that’s all just engineering. So that’s integrating some of the photonic systems right now, if you open those pizza boxes up, you’ll see lasers and wires all sort of pointed at this, what we call a physics package, which is where the atoms live, and then it’s the energy transition of those atoms that actually create the frequency reference that provides that incredibly stable and precise time keeping ability. But over time, we can shrink those photonic systems and ultimately integrate them down a chip scale. So you’ll see this go from three you to one you, and ultimately to chip scale over time.

Unknown 14:06

That’s fascinating. And I guess what’s the particular use case that maybe you’re seeing the most demand right now for these, for these timing products.

Unknown 14:16

So we don’t always know the use case that the military is utilizing them for our one of our largest contracts is an $11 million contract with the DOD for clocks. And I know they are used for a number of different things, but I did they all really kind of fall under that GPS denied environment use case. And then there are other use cases beyond that. You can think about multi static radar systems. So a static radar system is just one sensor. Multi static is multiple sensors. And as you can get a more clear picture of the world as you have multiple sensors. But the thing is, they need to synchronize across both time and phase, and so the better with the better you can synchronize them really, the clearer the picture that you see. And so there’s a big opportunity in multi static radar as well. And you can think about as like, maybe not quite this stark, but going from standard depth to 4k in the view of what you’re seeing. So being able to identify not just a drone swarm, but individual drones.

Unknown 15:19

And do you view this as, I guess, these products replacing legacy sensors is, or is that initially going to start up complementing the sensors? What’s sort of the is there? Or do you see a future where the legacy sensors are completely phased out?

Unknown 15:33

I think it’ll start as an overlap, and you’ll kind of have your standard upgrade cycle behavior, so they’ll sort of either sit alongside or supplement and then ultimately probably replace. Says, if you can have a product that’s 1000 times more precise for a similar price point, and ultimately probably a cheaper price point, I think we’ll see a pretty wide scale migration to the quantum version of all sensors.

Unknown 15:58

And just one more side question, just since you mentioned photonics, you guys did some acquisitions, was almost two years now, and you bought synoptic and Morton photonics. Just curious how those companies, how synoptic and Morton sort of are fitting into your stack, and what was the strategy behind those acquisitions? Sure, yeah, photonics, lasers and photonics in particular, are incredibly important to really all of our products. And so what we acquired with those acquisitions are a lot of IP and know how on how to just work with the colors of light we need to work with, to control the atoms that we need to control, to do the things we want to do with our products, and that’s keep time or sense RF signals or or set RBL to navigate. And the probably the most important thing, though, is the ability to start to do that integration work I was talking about. So taking actual laser systems and integrating them down to photonic integrated circuits. So chips you

Unknown 17:00

interesting. And, yeah, and if you could just maybe go down the line, talk a little bit about skywire and exact and also, you know, where they’re holding, as far as the road to commercialization, and you know, use cases and demand you might be seeing from the industry. Sure, one of the things that’s really important to think about, when you look at our product portfolio is the underlying technology is exactly the same for whether you’re building a clock or you’re building skywire or quantum RF antenna, or you’re building our inertial sensors, or, honestly, you’re building a computer. So at the heart of all of our products is a quantum core, and that’s either a vapor cell or an ultra high vacuum cell, where millions of either rubidium or cesium atoms live. And then we use different colors of light and form lasers to interact with those atoms to do different things. And so in the case of the clock, we hit those rubidium atoms with very high frequency lasers, 778, nanometers, which causes the energy transition of the outer valence electron. And that energy transition, and you can think of it, the electron basically going from ground to excited, ground to excited. And that hop, that energy transition is the most stable frequency reference that nature has to offer. It’s not going to get more stable than that. And so what we do is we tune that laser to that frequency reference, and now you have a very, very fast, very precise clock. And so in the same way that we build the clocks, instead of the energy transition causing a ticking, you can excite those rubidium atoms with a different color of light and put them into what’s called the Rydberg state. And the Rydberg state is the most excited they can be before they become ions. You can think about the electron way, way, way out in the outer orbit. And when they’re in that Rydberg state, they become sensitive to the entire electromagnetic spectrum, so they can receive radio waves that range from hertz to terahertz. And if you know anything about RF technology, you would realize that is absolutely mind blowing, because normally you need a physical antenna aperture that approximates the size of the wavelength that you’re receiving. And the way it works is, you have your standard FM antenna, or your am antenna, or you name the antenna is, is it’s receiving. It’s the wavelength that is embedded information embedded into it. Then it vibrates. It’s set to resonate at that specific wavelength, and that vibration extracts the electric signal that’s embedded in the wave, we can completely break that correlation between the size of the antenna aperture and the wavelength that it’s receiving, such that we can receive very low frequency, long wavelength signals within basically a cube that contains atoms. That’s the size of a sugar cube. And so normally you would need a massive antenna. You probably dragged an antenna up to your roof to receive certain radio waves at the extreme submarines dangle antennas that are one kilometer long off the back of them, because the only antennas that can are the only wavelengths that can penetrate water are those ultra low wavelengths. We see those massive antenna apertures out in fields, and we can receive those same types of frequencies at something the size of a sugar cube that can also be dynamically tuned to receive very high frequencies, like what you’d be receiving in your iPhone. So absolutely game changing technology. Just the collapse of that form factor has huge implications, because a lot of the comms channels that the military and others use are those very low frequencies, and therefore it requires very big antenna apertures. And if you can shrink that down to something much smaller, that becomes very, very interesting for a lot of different reasons. And in addition, it can be tuned to receive a whole spread of the of the frequency spectrum. So if you look at a battleship, for instance, it looks like a porcupine. And those are all antennas that are sticking out of there because they’re receiving so many different many different frequencies and so many different signals. Those can all be collapsed down to one that can be dynamically tuned and so really amazing technology that I see being incredibly disruptive and probably the biggest breakthrough in RF technology in the last 120 years. Wow. Yeah, I noticed there was some quotes from some heads of DARPA. I’ve seen other people, sort of in the industry, speculate on this, that there would, there could be a time where quantum sensing could overcome some of the advantages of stealth aircraft is, I mean, just based on what you’re describing, is that something where you think inflection? I mean, obviously it’s very speculative, but, but do you have any sort of insight into whether or not that’s something you can speak more broadly about the technology in general, whether that’s a use case that could evolve down the line.

Unknown 21:28

One thing that quantum is very good at doing is extreme precision and extreme sensitivity. And so signals that might be emitted from stealth vehicles or other types of occurrences that might not be picked up on classical sensors could very well be picked up with quantum sensors. And so the answer your question is yes, and that new level of precision really just is going to raise the bar for what it’ll take to be, quote, stealth, because quantum sensors can be so, so sensitive.

Unknown 22:04

Okay, now I’ll just wrap up this, you know, sort of the sensing topic, before handing over to Dom Just one last question, sort of given where you guys are, are holding commercially now, you know, ready to deploy, and the deal with saffron? What’s your manufacturing capacity or the ability to scale as demand increases, very good question. So we manufacture our products internally today, and that ranges from the quantum cores that are at the heart of all the products to the actual assembly of the clocks and the quantum RF devices and the computers themselves. And we can scale to certain medium volumes, and we have facility here in Boulder and a facility in the UK, and so we’re able to meet the demand with the facilities as they are. Now, we’ll need to go through a pretty conscious decision in the next call it year or so, as to are we going to really double down on our own ability to manufacture, or will we work with partners or contract manufacturers to do that? My hunches will probably go in the latter direction, because the actual manufacturing of the boxes, that’s not really our secret sauce. And so I presume we will do some form, some sort, some form of outsourcing for the actual final assembly, but we’ll continue to make the, you know, the quantum cores, which is really what we can do that no one else in the world can do, and we can, luckily assemble those in reasonably high volumes.

Unknown 23:33

All right, that’s, that’s, that’s pretty fascinating. All right, I’ll just hand it over to Dom, because you know, when it comes to the compute part, he knows a lot more about it then, then we do so, you know, Dom, if you have any questions, please,

Unknown 23:46

thanks, thanks, Mystic, and thanks again for taking the time. It’s real pleasure, and I’m glad we’re spending a lot of time on quantum sensing, because my personal perspective is that I don’t think that a lot of investors realize how important the sensing part is to the entire stack. And I think you highlighting just the overall demand in the market, specifically from from defense, from aerospace, from the public sector, is really important to take into account and and I think why it’s important in the in the context of computing is that, and maybe you can correct me if I’m wrong here, Matt, but like quantum sensing is actually a lot of people perceive it as a critics rather perceive it as a pivot from computing. But in fact, it’s actually not even close to that. But really, a lot of the components that are in the entire quantum quantum sensing stack are actually used in a quantum computing stack. And I was wondering if maybe you could just just touch on that and and explain really, like, why, why the sensing stack is really important to the computing stack, and why those technologies feed into, like, the more, broader roadmap, you’re absolutely right, Dom, and this goes back to the initial seed thesis, which was all the underlying componentry for the clocks, for the quantum RF devices, for the inertial sensors and for the computers are all effectively the same. So there’s a huge amount of leverage in everything we do as we get better at controlling atoms for building clocks, as we get better at controlling atoms for making sensors, that directly ties to our ability to get better at controlling atoms to use them for qubits for computers. And maybe an interesting way to frame this is I’d explain how we how we take advantage of the energy transition of remedium atoms to create a very stable frequency reference, and that becomes our clocks. And I explained how we can also put those valence electrons into the Rydberg state, to turn those into into Rf sensors. And then the way we build the inertial sensor. Part of our portfolio is we have to make those atoms ultra cold, and that’s how they become sensitive to the world around them. And in our case, ultra cold just means the lack of motion. If you think about what is frozen, frozen is the lack of motion of atoms. And so one way to remove the motion of atoms is to put them into a freezer, or another way. And this is what Dana was part of several Nobel Prize winning teams on how to figure out how to do it is you can just hold those atoms into place with lasers, such that they’re moving so little that they become the coldest place in the known universe and then become sensitive to the world around them. But if you think about the fundamental building blocks that you need to make a computer, each of those sensors really represents one of those fundamental building blocks. So you need superposition for a quantum computer, we’re effectively taking advantage of the superposition of an atom to create our clocks. You need entanglement to make a quantum computer. Well, in order to entangle atoms, they need to be in their Rydberg state. And so what we’re doing with QRF is putting those atoms in their Rydberg state. That’s exactly what we need to do to entangle them when they’re in our computer. And then finally, those qubits need to be ultra cold. And in this, our case, each atom is a qubit. And so these ultra cold qubits in superposition that are entangled, is how we build our computers. And so really, each of the sensors is kind of the core building block of the computer in and of itself.

Unknown 27:17

Yeah. And it almost seems like the Venn diagram is you got a small circle with a much larger circle, the larger circle representing the quantum computing stack, but you still need all of these components in order to create a viable quantum computer. And not only that, but there was, I don’t know if you’re familiar with, this recent paper from Los Alamos explores a lot of these near term prospects for quantum machine learning. And I know inflection has been doing a lot of work in quantum machine learning, and it highlights a lot of these potential quantum advantages in scenarios where the data or the problem is inherently quantum, and leveraging these quantum states prepared on a quantum computer or that data directly from these quantum sensors allows you to basically run use cases in QML that are virtually impossible in classical machine learning. So I was wondering if maybe you could touch on inflections work in quantum sensing, and perhaps how you guys are working on that full technology stack, from sensing to computing, and how you envision the company positioning itself to capitalize on these near term opportunities in this specific area of QML, absolutely. So maybe I’ll just start with how I see the world playing out and how quantum actually will interact very closely with traditional AI. Then I can talk about how our sensing portfolio helps augment and accelerate that. So as you pointed out, there are a huge class of problems that are inherently quantum mechanical in nature, and those problems represent huge, huge, huge market opportunities if you can solve them. And because of the quantum mechanical nature of those problems, they’re inherently not really ever set up for a classical computer even the most powerful GPU cluster to solve, because at the end of the day, the most powerful GPU clusters are still boiling everything down to zeros and ones, which is an unbelievable heuristic to solve so many of the world’s problems, but The quantum mechanical problems, specifically electron interactions, which I usually think of these things as you think about them as kind of small numbers of variables to start, but once you start to combine them, the range of outcomes approaches infinity very quickly. Those are the types of problems that classic computers have. A very challenging variable will have a very challenging time solving, kind of no matter how powerful they are. So I see that these problems will get chopped up into various parts of the workflow, and we’ll have a stack in the data center, kind of similar to how we do today, but you’ll see quantum start to get layered into that stack, and those very sticky quantum mechanical parts of these problems, they were doing a material science problem, the electron interactions will be packed off to the quantum computer, and the rest of the problem will be solved on the classical GPU cluster. And I’ll highlight some work we did with Nvidia just about a year ago where we solved a very basic quantum algorithm, or, sorry, material science algorithm, called the Anderson impurity model. You can think of it kind of as a precursor to building better batteries, and that’s a very great example of the type of material science work that can be done when quantum and classical computers work in hand. And so the sticky quantum parts were done by our quantum computer on our logical qubits, and then the vast majority of the work was done on GPUs. And as quantum computers get more and more powerful, we’ll be able to simulate more and more electron interactions, and ultimately build batteries that do things that batteries can’t do today. And if you think about what’s the market opportunity for an iPhone that can last a year before you charge it versus a day? That’s a very big market opportunity and of itself there. So I really see classical and quantum computers interacting deeply in that whole machine learning quantum machine more learning world. There’s another symbiotic relationship here too, which is around quantum error correction, which is really what’s holding us back from getting to the numbers of logical qubits that we need to start to do quantum advantage things on computing. And those error correction efforts are really they can be helped being solved by by AI, because there are really inference problems, so we have to detect and then infer where the errors are coming from, and and GPUs can help accelerate that process. So I really see this very symbiotic relationship between classical and quantum computing, which is why I think Nvidia is now taking such a big interest in in quantum because they see the world and world, how do we sell more GPUs? And they view quantum as opening up brand new areas of compute that they can sell GPUs into over time. Now, you hear a lot of talk about synthetic data and how we’re running out of data to train AI models, and quantum can help there, because it can generate all sorts of new synthetic data. But this is where our sensors start to come into play too, where quantum sensors see the world in a much more precise way, and can really just increase the precision level of the data that can be pumped into some of these machine learning models to train them in more specific specificity.

Unknown 32:21

Yeah, particularly this the example that you brought up with with new battery development. I mean, I think that’s a very clear example of where we can reach real quantum computing advantage, which is a term that’s really kind of thrown around a lot. And I was wondering if maybe you had any other examples that investors should pay attention as real indicators of moving towards that goal post of quantum advantage and these other, you know, very narrow use cases. I think we’ll see the most the first quantum advantage use cases will be in the material science world. And think about, you know, the 100 logical qubit level being the level where we’ll start to see advantage in material science. And so photovoltaics, building better batteries, Building Better jet fuels. If you think about the issues that Elon Musk is struggling right now with starship a lot of them are actually material science issues. He has to figure out the right materials that are the right weight, that can withstand multiple blast offs and landings and blast offs and landings and and these are the types of problems that quantum computers will be able to help with. And I think one of the things that quantum in general, the industry in general, has done a poor job of, is is really expanding on just how big of opportunities those are. They may seem narrow at the it is as you describe them, but as you start to imagine what you could do with new jet fuel or new batteries, better batteries, better ways to build airplanes, better ways to build cars, types of things that would take decades to iterate on, can be done much faster. You can start to imagine very, very large, totally society, changing advances, just from material science applications, and then pretty quickly, after material science, we’ll start to see quantum advantage and drug discovery. It’s another quantum mechanical problem where you’re relying on the very unpredictable quantum mechanical interactions of molecules, and we can supercharge the drug discovery timeline and do things much, much faster. And then the one everybody always talks about is being able to factor large numbers down into their prime numbers. Kind of one of the problems that’s impossible for classical computers to solve, which is why all modern day encryption is based on that inability of computers to solve that that is indeed a type of problem that quantum computers can’t do because they can really simulate all potential outcomes at the same time and then come up with with the answer of what those two prime numbers are. So you’ll have the public and the private key. That one is still a ways away. Honestly, we’ll need several 1000 logical qubits to be able to do that, whereas we’re probably in the hundreds to do things in the material science. But the issue is, is there’s this whole harvest now decrypt later movement where, sure, we can start to encrypt new data in quantum safe ways, but all the old data that’s been encrypted over the last 50 years, people are stealing that, harvesting it, and will soon be able to decrypt it, once quantum computers get powerful enough. So that’s kind of how I think about the opportunities for quantum computing in the commercial world over the next decade or so. Call

Unknown 35:27

it. And what about quantum internet? I don’t just mean qkD, but wiring many quantum computers, be it in short distances, long distances, appearing quantum informations. Is that something that you guys are working on internally, or is that something that you’re working with other partners that are external to the company, perhaps you know potential acquisitions or some other external ecosystem will ultimately start to focus on quantum networking. One of the huge benefits of the neutral atom modality, though, is its ability to scale to very large numbers of physical qubits In one qpu Quantum processor Unit. And so if you the actual finals, that’s a very big there is in quantum computer is like quantum where the technology can be that we have, and that is across the board in all of our products. But the one I’m quite excited about right now is our quantum RF. I explained kind of the magic of quantum RF relative to classical RF. And if you start to extrapolate out what some of the use cases and market size for that RF magic could be, especially if we’re able to shrink this technology down to smaller and smaller form factors. I just mentioned that our clocks today are about three pizza boxes or so our RF antennas.

The antenna itself is the size of a sugar cube, but it’s hooked up to a photonic system that’s about the size of a mini fridge, and that’s only because no one has really asked us to make it smaller yet, but as we do, make it smaller and more robust and field deployable, and ultimately, all roads lead to chip scale for most of our technologies, because it is really just a small vapor cell that we can make make smaller and smaller and smaller, and then the rest of it is photonics electronics, which can ultimately be integrated down to chip scale levels. You can start to extrapolate some very, very big market opportunities for all the sensing products. But right now, I’m particularly excited in QRF. And I think the other thing that excites me about inflection strategy is it’s one thing to keep your quantum computer in a lab and have the ability to turn a screwdriver to optimize at any time, because we ship product and engineer systems and they have to work in customers environments, we’re Integrating that, that let’s ship product mentality into our DNA, and that’s not something you can just snap your fingers and turn on. And so when we do get to quantum advantage on quantum computing, when the world does, it’s going to be very difficult to just, you know, snap fingers again and start to become a company that ships product, as opposed to just works in a lab. And so I’ve been very intentionally trying to have that engineering and manufacturing mindset in the company, really from the moment that we seeded the business back in 2018 and so I guess what excites me about that is we’re going to be able to capture the opportunity when quantum computers get powerful enough that we’re now building many of them and selling them to customers.

Unknown 39:03

Amazing. Love it. Thank you so much for that really robust answer. Okay, so let’s open up to some audience for maybe two, two or two questions. Time.

Unknown 39:15

Did you just someone? If anyone in the audience has a question, just use the raise your hand feature. Let’s keep these questions focused on the business technology or the merger transaction at a high level, just going through the list now i

Okay, we have just accepted, all right, we have Seattle techie and crispy, crispy you Want to go ahead?

Unknown 40:22

Thank you for giving me the opportunity appreciate Matt. I’ve listened to a lot of your interviews. One thing I’d like to ask to you about is the opportunity for precision timing outside of like space and defense, but more in terms of like data center syncing and scaling AI coherency across desperate different like regions and data clusters, GPU clusters, is, do you see like a market opportunity there for precision sinking, for just scaling out the size of these training workloads, the level of coherency that’s accessible if we can have a precision timing in place.

Unknown 41:00

You? Chrissy, I do see a big opportunity there in the commercial markets. And so let’s just isolate data centers for a minute.

Unknown 41:07

Historically, the timing and the synchronization that was done within data centers and between servers was done on something called the network timing protocol. So you can basically just synchronize things on the time signal that was floating around the internet maybe 10 years ago or so, that started to transition to something called precision timing protocol, which then made the made it, made it necessary to have those atomic clocks I was talking about locally in data centers to help synchronize the infrastructure. And so you can think about a master clock sitting above a cluster of servers, and it’s acting as the synchronization between the workloads that are operating in parallel and then being recombined. And the synchronization is incredibly important as we are now bringing clock to market. That is about 1000 times more precise. You can think about huge improvements in synchronization and better utilization of some of your underlying data center assets. Now to take full advantage of that better precision timing, you actually need to move from what’s called precision timing protocol, which was replaced network timing protocol, to something called White Rabbit. And White Rabbit is something that saffron is a leader in. And so I do see a potential virtuous cycle of putting out wide, rapid networking gear, time transfer gear, and then the pull through of our clocks, then you can see that have much better synchronization, and therefore better utilization of your data center assets. And you can start to rinse and repeat that analysis in the in the financial markets. So better, more finely stamped trades, you can RF network better advantage of the actual RF signal, since you can chop time up into smaller bits, and then ultimately in the in the electricity grid as well. And so I’ve talked about the use case of having redundancy against GPS timing going down from a synchronization perspective. But there’s also better performance that can come with better conceptualization of time.

Unknown 43:04

Thank you very much.

Unknown 43:06

Absolutely great question, can I go next? Nick, yes. AJ, go ahead. Awesome. So first of all, shout out to Nick, big fan of Nick your work at listing track, and thanks for arranging this seminar for us to join.

Unknown 43:29

So the question I have mainly is quantum is a very dynamic technology.

Unknown 43:36

The future is still getting carved out.

Unknown 43:40

And as you know, resources the company has is always less than what path they can pursue.

Unknown 43:46

Just want to hear your thoughts reduced over next couple of years, and more importantly, where are you betting on in terms of resources to make the most out of

Unknown 43:59

it’s interesting. You know, to we actually have a capital allocation decisions that need to be made internally, because we do have these various products, as opposed to perhaps a quantum computing only company where your only decision is, how much are you going to fund the R and D for the quantum computer? And so my background as an investor, has really helped me in structuring the processes to make those capital allocation decisions. And a lot of the questions I ask myself are very much the ones that you just posed. So I think about it kind of in a in the areas where we have quantum advantage, in the areas where we do not and so in the areas where we have quantum advantage already in the sensing world. I’m investing in both R and D to shrink the size of those products, increase the robustness of those products, and drive the cost down of those products. And then we’re investing in the go to market channels to sell more of those products, or investing in partnerships like the saffron relationship. So it’s very much, you know what I said at the beginning of sell, what we have in the truck today that falls under the cell, what we have on the truck today bucket. And I see really big opportunities across all of those three sensor products that I mentioned, but probably with clocks being the most commercially robust, although we are working on some very big things in space, on some of our inertial sensor and your imagery products. And then, as I think about capital allocation to our computing division, it’s very much on driving the the quality of our qubits up and continuing to drive the qubit pump that we have so inflection holds the commercial record for 1600 qubits. Neutral atoms hold the record globally at 61 qubits up, and the quantity of the qubits up. And then in parallel, we continue to drive the quality of our qubits up, and we’re at 99.73% gate fidelities now, which is above the threshold where it starts to be useful to add more physical qubits to the system, and more qubits equals better performance for the total system. So it’s a little bit of a long winded way of answering it, but what I’m doing is I’m investing in the go to market and the heartening of some of the more near term applications in the sensing product portfolio, and then using some of the gross profit dollars that we generate from doing that, as well as our R and D budget, to continue to push the limits on what we can do from a Quantum Computing perspective. And then we’ll start to allocate and we’ll start to allocate more of the capital to go to market and other types of other types of activities.

Awesome. Thank you. That’s the response. I appreciate it for us. All right.

Think we got time for one more question. Then we’ll wrap it up. I just invited one more up to accept. I wish it was a faster way.

No problem.

Victory, patience, okay, I invited another one up, so we’ll see who wins the race.

Hear me, yeah, I can

Thank you DOM and the other guys for hosting this, and thank you Matt for joining it.

There is a Reddit post up and a guy had had made a post. I I think we lost you. Chris, no, okay. V you want to go ahead?

Hi. Thank you so much, and thank you, Matt, for giving your time with us today.

It’s really incredible.

So my question is actually around chip scale, I was wondering if you could give us a bit of a timeline of like, how far out you see chip scale to when that will actually come into fruition and start to move to commercialization. And then a second question, actually, around the dual use capacity of a lot of the sensors, and I’m thinking specifically of the QRF. I’m just wondering, given like is apparent disruptive disruptiveness and the advantage it seems to convey

Unknown 48:44

within like defense sector, allow you to commercialize it to like non defense domains. Thank you for those questions. Be both very good questions, chip scale. Now, the way I think about it is we’ve got three you today. We’ll have one you in the not too distant future. Those are very easy integrations to make, and then it becomes none of these are physics challenges. They’re just traditional engineering integration challenges. How do we just integrate more of the photonic systems and the electronics and then ultimately the vapor cells all down to two chips, I think. And I, you know, it’s very hard to make hard calls on these technology roadmaps, but I, I believe in the next five years, we’ll see chip scale quantum clocks, and they’re not going to be microscopic. Chip scale, you’ll be a carb sized, but we’ll be able to put all of the working parts of the of the clock onto a chip that’s kind of all the size of your your fist or smaller, and it’ll go down. It’ll go down from there, as we can continue to integrate. So I think that’s probably a reasonable timeline to think about getting to approaching some form of chip scale on on the clocks, which are the furthest along commercially. And then there is really no difference in the underlying technology of the QRF devices to not see them follow a similar path some, you know, some period of time behind clocks. And then ultimately, you can see, start to see that be replicated in in the in the inertial sensing and computing world too, although this is getting a little too in the weeds. But for those products, we work with ultra cold atoms, and there are some challenges in integrating those ultra high vapor vacuum cells down at a chip scale. And so it may be longer before that’s the case, but you’ll see much more rapid shrinkage in the format of products like clocks and QRF.

Unknown 50:43

So that’s how I would go about answering your chip scale question, and then on your you know the basically it’s getting at export restrictions and ITAR. It’s something we think a lot about, and QRF is various flavors of what QRF can do.

Unknown 51:00

Are ITAR restricted? So some of our products clocks that can go into space, so space qualified clocks are in the ITAR list. And then certain use cases for our QRF devices are as well. They’re also restricted. So we just the devil’s in the details. And so there are certain, you know, capabilities that we can sell into the commercial markets and to other countries, or for our QRF products, and there are certain capabilities that are restricted, and it’s usually very idiosyncratic performance capabilities or or areas of bandwidth or parts of the frequency spectrum that will make that determination. So it’s just something we have to keep in our our calculus as we’re determining how we are, how we are selling those products. And you’re absolutely right. There are some very interesting commercial use cases for all of the sensing products, but but in particular for the QRF devices.

Unknown 51:58

Thank you so much, Matt. I know we ran a little long here, but I really appreciate you taking the time to be here and answer all of our questions on inflection today. It was a real pleasure to have you. Big thanks as well to mystic and DOM for CO hosting and for the thoughtful questions. Absolutely. Well, thank you everyone for joining Nick thank you so much for hosting and Dom and mystic great questions. I really enjoyed this amazing, amazing thank you so much again. And yeah, we hope to see you soon.

Unknown 52:23

All right.

Unknown 52:25

Thanks so much man. Thanks so much listening. Thanks guys always.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill X for their consideration. Churchill X has filed a registration statement on Form S-4 with the SEC, which includes and will include a preliminary proxy statement/prospectus and definitive proxy statement/prospectus, respectively, to be distributed to Churchill X’s shareholders in connection with Churchill X’s solicitation of proxies for the vote by Churchill X’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Infleqtion stockholders and Churchill X shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill X shareholders, Infleqtion stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill X in connection with the proposed transaction, as these documents will contain important information about Churchill X, Infleqtion and the proposed transaction. Shareholders may obtain a copy of the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus once available, as well as other documents filed by Churchill X with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The company has based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the company’s ability to attract, retain and expand its customer base; the company’s deployment of proceeds from capital raising transactions; the company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the company and Churchill X.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the company’s or Churchill X’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the company’s historical net losses and limited operating history; the company’s expectations regarding future financial performance, capital requirements and unit economics; the company’s use and reporting of business and operational metrics; the company’s competitive landscape; the company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the company’s reliance on strategic partners and other third parties; the company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill X could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the company or Churchill X; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill X or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill X’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the company, Churchill X or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the company’s and Churchill X’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the company and Churchill X may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill X is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill X, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill X, the company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill X’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill X’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by Churchill X with the SEC. You can find more information about Churchill X’s directors and executive officers in Churchill X’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.